

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 1, 2018

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co., Ltd.
Suite 1002, W3 Office Building, Oriental Commerce Tower
No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

  Re: Puhui Wealth Investment Management Co., Ltd.
    Registration Statement on Form F-1
    Filed May 21, 2018
    File No. 333-225060

Dear Mr. Ji:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Prospectus

Cover Page, page 1

1. We note the range between your high and low offering prices is $3. Please revise to provide a range that is no greater than $2 presuming the offering will not exceed $10 per share, or 20% if the price is over $10.

Prospectus Summary

History and Corporate Structure, page 6

2.   Please revise the first paragraph to disclose the consideration paid for the series of agreements as well as the current estimated purchase price for the share purchases contemplated by the Equity Option Agreements.

Variable Interest Entity Arrangements, page 10

3.   Please file the Share Disposal Agreements or a form of the agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Risk Factors

Failure to manage our liquidity and cash flows may materially…, page 15

4.   The negative cash flow from operating activities ($869,663) does not reconcile with the amount reported in the Consolidated Statement of Cash Flows on page F-6 ($93,371). Please revise your disclosure accordingly.

Dilution, page 46

5.   Please revise to disclose the information required by Item 9.E.1. of Form 20-F.

Part II—Information not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules

Exhibit 5.1—Form of Opinion of Ogier as to the legality of the shares

6.   Please revise the legal opinion to cover the 138,000 ordinary shares being registered underlying the underwriter warrants and, if the warrants will be governed by the laws of the Cayman Islands, the legality of the warrants. In addition, the legal opinion must be dated. Refer to SLB 19(II)(B)(1)(f) for guidance.

Exhibit 5.3—Form of Opinion of Ellenoff as to the legality of the shares

7.   Please revise to file a dated opinion. Refer to SLB 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Henderson at (202) 551-3364 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Ari Edelman, Esq.
       David Selengut, Esq.